Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


               Vasogen Announces Exercise of Underwriters' Option

Toronto, Ontario (May 24, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that, pursuant to a firm commitment/bought deal offering, underwritten by a syndicate led by Research Capital Corporation for the issuance and sale of
3.5 million common shares at a price of $4.85 per share, the underwriters have exercised their option to purchase 1.65 million shares at the same price, bringing the total gross proceeds of the offering to approximately $25 million.

A short form prospectus has been cleared with respect to the offering. Closing is scheduled to take place on or about May 28, 2002.

The net proceeds of the offering together with current cash resources will be used to fund accelerated clinical development in congestive heart failure, as well as the Company's ongoing research and development programs and general operations. Projected cash resources on May 31, 2002, including proceeds from the offering, are estimated to be $52 million.

     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.